BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

June 01, 2007

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

We have made public on June 01, 2007, the following messages.

- Bridgestone Americas Completed Acquisition of Bandag

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

K Yamamoto

Komei Yamamoto
Treasurer
General Manager, Investor Relations
Bridgestone Corporation

dlw 6/7

BRIDGESTONE

RECEIVED

FOR IMMEDIATE RELEASE 2007 JUN -6 A 8:32

Contact: Media Center

(81-3) 3563-6811

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

Bridgestone Americas Completed Acquisition of Bandag

Tokyo (June 1, 2007) – Bridgestone Corporation announced today that Bridgestone Americas Holding, Inc. (BSAH) has completed its $1.05 billion cash merger with Bandag, Incorporated (Bandag). The two companies entered into a merger agreement on Dec. 5, 2006, in which Bridgestone Americas committed to acquire the outstanding shares of each class of Bandag stock for US$50.75 per share. The closing occurred May 31, 2007 (U.S time).

BSAH is the U.S. subsidiary of Bridgestone Corporation which is the world's largest manufacturer of quality tires and other rubber products. Bandag is a world leader in the retreading business, based in Muscatine, Iowa, United States.

The name of new company has become Bridgestone Bandag, LLC and Saul Solomon has been appointed to the position of Chairman, CEO and President of Bandag. Previously, Solomon served as Vice President and General Counsel of BSAH. Bandag's headquarters will remain in Muscatine, Iowa, United States.

The completion of acquisition of Bandag enables enhancing level of service and technology for our customers, while providing the same great level of quality. The global Bridgestone Group will now provide even better service to our customers by offering a comprehensive tire maintenance solution, backed by a complete line of new and retread truck tire offerings. Finally, expanding the retread business through the combination of the Bridgestone Group and Bandag can lead to a more effective utilization of natural resources and minimize the number of tires that might be prematurely taken out of service, all of which contributes to the well-being of our environment.

About Bridgestone Corporation:

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

About Bridgestone Americas Holding, Inc.:

Nashville-based Bridgestone Americas Holding, Inc. (BSAH) is the U.S. subsidiary of the Bridgestone Corporation, the world's largest tire and rubber company. BSAH and its subsidiaries develop, manufacture and market a wide range of Bridgestone, Firestone and associate brand tires to address the needs of a broad range of customers, including consumers, automotive and commercial vehicle original equipment manufacturers, and those in the agricultural, forestry and mining industries. The companies also produce air springs, roofing materials, synthetic rubber and industrial fibers and textiles and operate the world's largest chain of automotive tire and service centers.

About Bridgestone Bandag, LLC:

Bandag is the operating name of Bridgestone Bandag, LLC, a wholly owned subsidiary of Bridgestone Americas Holding, Inc. Bandag manufactures retreading materials and equipment for its worldwide network of more than 800 franchised dealers that produce and market retread tires and provide tire management services. Bandag's traditional business serves end-users through a wide variety of products offered by dealers, ranging from tire retreading and repairing to tire management systems outsourcing for commercial truck fleets. Tire Distribution Systems, Inc. (TDS), a wholly owned subsidiary, sells and services new and retread tires. In addition, Bandag has an 87.5 percent interest in Speedco, Inc., a provider of on-highway truck lubrication and routine tire services to commercial truck owner-operators and fleets.

-end-

END